Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania  19103

Tel:  (215) 963-5000 / Fax:  (215) 963-5001

December 20, 2013

By Electronic Submission

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             Cerecor Inc. — Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Cerecor Inc. (the “Company”), transmitted via the Securities and Exchange Commission’s EDGAR System for confidential review pursuant to the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), is the draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company relating to the registration of the offer and sale of shares of the Company’s common stock.  The Company qualifies as an “emerging growth company” as defined in the JOBS Act and the Company has irrevocably elected to ‘‘opt out’’ of the exemption for the delayed adoption of certain accounting standards as allowed under the JOBS Act.

Please contact the undersigned at (215) 963-5716 with any questions or comments you may have regarding this submission.

Very truly yours,

/s/ Kevin S. Shmelzer

Kevin S. Shmelzer, Esquire